

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

August 29, 2017

Daniel J. Winnike
Fenwick & West LLP
dwinnike@fenwick.com

Re: Cisco Systems, Inc.

Dear Mr. Winnike:

This is in regard to your letter dated August 28, 2017 concerning the shareholder proposal submitted by Holy Land Principles, Inc. for inclusion in Cisco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Cisco therefore withdraws its August 2, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sean Mc Manus
Holy Land Principles, Inc.
sean@holylandprinciples.org

Fenwick
FENWICK & WEST LLP
SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

August 28, 2017

DANIEL J. WINNIKE

E-MAIL DWINNIKE@FENWICK.COM
DIRECT DIAL (650) 335-7657

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Request Dated August 2, 2017 Relating to Shareholder Proposal Submitted by Holy Land Principles, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation (“***Cisco***”), to inform you that Cisco is formally withdrawing its request, dated August 2, 2017, that the staff of the Securities and Exchange Commission (the “***Commission***”) confirm that it would not recommend enforcement action to the Commission if Cisco excludes the proposal submitted to Cisco by Holy Land Principles, Inc. (the “***HLP Proposal***”) from its proxy card and other proxy materials for its 2017 Annual Meeting of Stockholders. On August 28, 2017, Fr. Sean McManus, President of Holy Land Principles, Inc., withdrew the HLP Proposal by submitting the letter attached hereto as Exhibit A. In reliance on this letter, Cisco hereby withdraws its request.

Please contact me by telephone at (650) 335-7657 or dwinnike@fenwick.com if you have any questions or would like to discuss this matter further.

Sincerely,

Daniel J. Winnike

Daniel J. Winnike

cc: Evan Sloves, Cisco Systems, Inc.
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.
William L. Hughes, Fenwick & West LLP

<u>Exhibit A</u>

Withdrawal Letter

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Corporate Secretary
Cisco Systems
San Jose, California

August 28, 2017

Dear Corporate Secretary,

This is to inform Cisco Systems that Holy Land Principles, Inc. withdraws its Shareholder Resolution that was submitted for inclusion in the 2017 Proxy Statement for the Annual Shareholders' meeting.

Furthermore, our attorney, Paul Neuhauser, has informed the SEC.

Sincerely,



Fr. Sean Mc Manus
President

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Fenwick
FENWICK & WEST LLP
SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

August 2, 2017

DANIEL J. WINNIKE

EMAIL DWINNIKE@FENWICK.COM
Direct Dial (650) 335-7657

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Holy Land Principles, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation (“***Company***” or “***Cisco***”), to inform you that Cisco intends to omit from its proxy card and other proxy materials (the “***2017 Proxy Materials***”) for Cisco’s 2017 Annual Meeting of Shareholders (the “***Annual Meeting***”), the following proposal (the “***Proposal***”) submitted to Cisco by Holy Land Principles, Inc. (the “***Proponent***”):

BREAKDOWN OF CISCO’S WORKFORCE IN ISRAEL-PALESTINE

WHEREAS, Cisco Systems, Incorporated has operations in Israel-Palestine;

WHEREAS, achieving a lasting peace in the Holy Land — with security for Israel and justice for Palestinians — requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for Cisco to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor’s EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE BE IT RESOLVED that the shareholders request Cisco to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-

Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that Cisco Systems Incorporated benefits by disclosing requested breakdown of its workforce to demonstrate that Cisco practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Cisco requests confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if Cisco excludes the Proposal from its 2017 Proxy Materials for the reasons discussed below. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Cisco files its definitive copies of the 2017 Proxy Materials with the Commission.

Copies of the letter from the Proponent to Cisco submitting the Proposal and related correspondence are attached as Exhibit A to this letter.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB 14D***"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently via e-mail to CorporateSecretary@cisco.com pursuant to Rule 14a-8(k) and SLB 14D.

REASON FOR EXCLUSION OF PROPOSAL

We believe that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2016 and 2015 proxy materials, and the proposal submitted for the Company's 2016 Annual Meeting of Shareholders did not receive the support necessary for resubmission. In responding to previous no-action requests under Rule 14a-8(i)(12), the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken in determining whether a proposal may be excludable. Therefore, consistent with this standard, even though the Proposal requests different specific actions than those contemplated by the proposal submitted in 2015, the Proposal is excludable because it shares the previous proposals' focus on improving Palestine-Israel relations through promulgation of fair employment practices.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially the Same Subject Matter as Two Previously Submitted Proposals, and the More Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. *Overview of Rule 14a-8(i)(12).*

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as the prior proposal(s), the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." In the adopting release for Rule 14a-8(i)(12), the Commission explained that this revision to the standard applied under the rule responded to commenters who viewed it as:

> [A]n appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982)(Rule 14a-8(i)(12) was proposed, and the Commission stated that Rule 14a-8 "was not designed to burden the proxy solicitation process by requiring the inclusion of such proposals" that have generated little security holder interest). In the adopting release, the Commission explained the application of the standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the Staff has confirmed numerous times that Rule 14a- 8(i)(12) does not require that the shareholder proposals or their requested actions be identical in order for a company to exclude a proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. *See Pfizer Inc*. (avail. Jan. 9, 2013) (concurring that a proposal seeking disclosure of the company's lobbying policies and expenditures was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as prior proposals seeking disclosure of contributions to political campaigns, political parties and attempts to influence legislation); *Ford Motor Co.* (avail. Feb. 10, 2012) (concurring that a proposal requesting a semi-annual report on the company's political contributions and the policies, procedures and participants involved in making such contribution was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as four prior proposals requiring reports providing details on political spending); *Bank of America Corp*. (avail. Dec. 22, 2008) (concurring that a proposal requesting a semi-annual report containing detailed information relating to political contributions and expenditures was excludable under Rule 14a-8(i)(12) because the proposal "clearly share[d] identical substantive concerns" with prior proposals requesting the annual publication of a broad and detailed statement of political contributions made by the company, despite the fact that "the specific language or actions proposed in each deal[t] with those concerns in a slightly different manner"); *Comcast Corp*. (avail. Feb. 5, 2008) (concurring that a proposal requesting that the company provide a semi-annual report disclosing the company's political contributions and expenditures and related policies for such contributions and expenditures was excludable under Rule 14a-8(i)(12) as it dealt with substantially the same subject matter as prior proposals requesting the company to publish a detailed statement of each contribution made by the company in respect of a political campaign, political party, referendum or citizens' initiative, even though one proposal contemplated the inclusion of slightly different information in the report than the other proposal).

In January 2017, the Staff granted no-action relief under Rule 14a-8(i)(12) where the proposals at issue were almost identical to the Proposal on the basis that proposals submitted in prior years by the proponent dealt with substantially the same subject matter as the stockholder proposals requested in the current year. *See General Electric Company* (avail. Jan. 18, 2017) (concurring that a proposal requesting the company prepare a report on its Palestine-Israel employees was substantially the same subject matter as two prior proposals listing principles relating to equal opportunity employment for corporations doing business in Palestine-Israel and requesting that the company's board of directors "[m]ake all possible lawful efforts to implement and/or increase activity" for each of the principles); *Coca-Cola Company* (avail. Jan. 18, 2017) (concurring that a proposal requesting the company prepare a report on its Palestine-Israel employees was substantially the same subject matter as a prior proposal that requested that the company's board of directors "[m]ake all possible lawful efforts to implement and/or increase activity" regarding equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel).

The Staff has consistently concurred with the exclusion of proposals when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See, e.g., Tyson Foods, Inc*. (avail. Oct. 22, 2010) (concurring that a proposal requesting a report detailing the company's progress on withdrawing from purchasing pigs that were bred using gestation crates was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring that a proposal requesting a report on the feasibility of using non-animal methods was excludable as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Barr Pharmaceuticals, Inc*. (avail. Sep. 25, 2006) (concurring that a proposal requesting adoption of an animal welfare policy to reduce the number of research animals and implement acceptable standards of care was excludable because it was substantially similar to a prior proposal requesting that the company commit to non-animal testing methods and petition government agencies to accept the results of such tests).

These precedents appropriately reinforce that it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. In particular, it does not matter if one proposal requests a change in policy while the other proposal requests a report on the same underlying subject matter. Similar to the *Tyson Foods* and *Abbott Laboratories* precedents cited above, in *Google Inc.* (avail. Mar. 6, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(12) of a proposal requesting that the company provide a semi-annual report on the company's website disclosing the company's political contributions and expenditures as well as its policies and procedures related to such expenditures. An earlier proposal requested that the company hold an annual advisory shareholder vote on political contributions with each such proposal disclosing the company's political contributions along with an analysis of the congruency of these political expenditures and policies with company values. Despite the difference in requested course of action, the Staff concurred that both proposals dealt with substantially the same subject matter—political contributions by the company—and that the subsequent proposal was therefore excludable under Rule 14a-8(i)(12). *See also Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

In addition, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(12) when they share the same underlying issue even if the proposals differ in scope from the prior proposals to which they have been compared. In *Exxon Mobil Corp.* (avail. Mar. 7, 2013), for example, the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12)(iii) of a shareholder proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to shareholders because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change. *See also Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. *The Subject Matter of the Proposal Is Substantially the Same as Two Proposals That Were Previously Included in the Company's Proxy Materials within the Preceding Five Calendar Years.*

The Company has within the past five years included in its proxy materials two shareholder proposals from the same proponent regarding the Company's employment practices in Palestine-Israel.

1. The Company included in its 2016 proxy materials, filed with the Commission on October 24, 2016 (the "***2016 Proposal***," attached as Exhibit B), a shareholder proposal from the Proponent that was identical to the Proposal.

2. The Company included in its 2015 proxy materials, filed with the Commission on September 30, 2015 (the "***2015 Proposal***," attached as Exhibit C, and with the 2016 Proposal, the "***Previous Proposals***"), a shareholder proposal from the Proponent describing in its resolved clauses a series of principles relating to equal opportunity employment for corporations doing business in Palestine-Israel (the "***Holy Land Principles***") and requesting that the Company's Board of Directors "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles."

The Proposal, in raising concern over the Company's employment practices in the Palestine-Israel region, deals with the same subject matter as the 2016 Proposal and substantially the same subject matter as the 2015 Proposal. Although the Proposal requests the Company to take different actions than those set forth in the 2015 Proposal, the express language of the Proposal and the Previous Proposals as well as their supporting statements demonstrate that they address substantially the same substantive concern. For example:

<table>
<tr><th>Proposal</th><th>2016 Proposal</th><th>2015 Proposal</th></tr>
<tr><td colspan="3">The resolved clause of the Proposal and the Previous Proposals all request that the Company take actions relating to its employment practices, which include reporting on the racial and ethnic diversity of employees in Palestine-Israel.</td></tr>
<tr><td>The resolved clause of the Proposal requests that the Company issue a report on its Palestine-Israel employees, thereby “identifying the number who are Arab and non- Arab broken down by the nine EEO-1 job categories for each of the past three years.”</td><td>The resolved clause of the 2016 Proposal requests that the Company issue a report on its Palestine-Israel employees, thereby “identifying the number who are Arab and non- Arab broken down by the nine EEO-1 job categories for each of the past three years.”</td><td>The 2015 Proposal lists the Holy Land Principles, which include “[i]dentify[ing] underrepresented employee groups” and “[a]ppoint[ing] staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.”</td></tr>
<tr><td colspan="3">The recitals of the Proposal identify goals of the Proposal that are substantially similar to those expressed by the Previous Proposals, namely the achievement of “a lasting peace” in Palestine-Israel that is supported by fair employment practices.</td></tr>
<tr><td>The Proposal’s recitals note that “achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—requires fairness in all aspects of society,” adding, “we believe it is possible at this time to achieve greater fairness in employment practices.”</td><td>The 2016 Proposal’s recitals note that “achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—requires fairness in all aspects of society,” adding, “we believe it is possible at this time to achieve greater fairness in employment practices.”</td><td>The 2015 Proposal’s recitals note that “achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to a promote a means for establishing justice and equality,” adding that “fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society.”</td></tr>
<tr><td colspan="3">Each supporting statement in the Proposal and the Previous Proposals reiterates that taking the requested actions will reflect the Company’s commitment to equal employment opportunities.</td></tr>
<tr><td>The supporting statement of the Proposal asserts that publishing the requested report will “demonstrate that Cisco practices fair employment in the Holy Land.”</td><td>The supporting statement of the 2016 Proposal asserts that publishing the requested report will “demonstrate that Cisco practices fair employment in the Holy Land.”</td><td>The supporting statement of the 2015 Proposal asserts that taking the requested actions will “demonstrate concern for human rights and equality of opportunity in its international operations.”</td></tr>
</table>

As illustrated above, the substantive concerns underlying the Proposal and the Previous Proposals are the same because each of the proposals describes employment initiatives that the proponents believe the Company should undertake in order to address equal workplace opportunities for Israeli and Palestinian employees and promote peaceable relations in the region. Therefore, the Proposal is excludable under Rule 14a-8(i)(12)(ii).

Moreover, even where proposals request reports or other proposed actions that differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a- 8(i)(12). As illustrated above, although the specific language in the Previous Proposals and the Proposal may differ, each proposal addresses the same substantive concern—reporting to shareholders on the Company's employment practices in the Palestine-Israel region as a means to address conflict in the region. In this regard, the similarity between the Proposal and the Previous Proposals is distinguishable from instances where the Staff declined to grant no-action relief under Rule 14a-8(i)(12) where the actions and concerns addressed in past proposals were sufficiently different. For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff considered a proposal requesting that the company produce a report identifying employees by sex and race across the nine EEO-1 job categories, a summary of affirmative action policies and programs to improve performance, a summary of policies and programs aimed at increasing the number of female and minority managers, and a description of the company's efforts to publicize its affirmative action policies and programs to its merchandise suppliers and service providers. Although the Staff did not state its reasons for declining to concur in the exclusion of the proposal, presumably the Staff reached its decision based on the fact that, while the 2002 proposal bore substantial similarity to a proposal published in the company's 1995 proxy materials, it was not substantially similar to two proposals submitted in 1999 and 2000. In contrast to the 2002 proposal, which addressed diversity issues at all employment levels, two virtually identical proposals submitted in 1999 and 2000 focused on diversity issues at the senior executive level. There, the whereas clauses focused exclusively on the publication of the Glass Ceiling Initiative Report and the lack of diversity in senior-level management and executive positions, stating specifically that "top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive." The 1999 and 2000 proposals requested that the company publish employment statistics relating to "the top one hundred or one percent of company wage earners," and asked the company to report on its plans to address the Glass Ceiling Commission Report through its executive compensation, executive performance evaluation and other management programs and policies. Accordingly, the Staff also reached the same conclusion in *Wal-Mart Stores, Inc*. (avail. Apr. 11, 2000), when the company had requested exclusion of the 2000 proposal in relation to the 1999 and 1995 proposals.

The facts of the *Wal-Mart* precedents are distinguishable from those in the instant case because the *Wal-Mart* proposals involved disparate employment issues. Two of the proposals focused on company efforts to increase diversity at the executive level, requesting reporting on employment statistics at such level and discussion of the company's efforts to increase diversity through initiatives mainly focused on executive compensation, executive performance evaluations, mentorship and other opportunities for advancement up the corporate ladder. However, the two other proposals focused on the company's efforts to increase diversity at all employment levels, thus requesting a broader set of employment statistics, a more general discussion of policies aimed at improving job performance and increasing diversity among managers, as well as a discussion of how the company publicizes such efforts to third-party suppliers. By contrast, the Proposal and the Previous Proposals all request that the Company take specific actions aimed at a common underlying concern regarding U.S. company employment practices in the context of relations in Palestine-Israel. Therefore, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

C. *The Shareholder Proposal Included in the Company's 2016 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on December 13, 2016, which states the voting results for the Company's 2016 Annual Meeting of Shareholders and is attached as Exhibit D, the 2016 Proposal received 4.14% of the votes cast at the Company's 2016 Annual Meeting of Shareholders.[1] Thus, the vote on the 2016 Proposal failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii).

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(ii).

CONCLUSION

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from the 2017 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or my partner, Bill Hughes, at (415) 875-2479 or Evan Sloves of Cisco at (408) 525-2061. Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com.

---

[1] The 2016 Proposal received 3,182,339,557 "against" votes and 137,461,488 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See Staff Legal Bulletin No. 14*, Question F.4 (July 13, 2001).

Sincerely,

FENWICK & WEST LLP



Daniel J. Winnike

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.
William L. Hughes, Fenwick & West LLP

EXHIBIT A

From: Barbara Flaherty [mailto:bjf.holylandprinciples@gmail.com]
Sent: Tuesday, May 30, 2017 8:20 AM
To: corporatesecretary(mailer list) <corporatesecretary@cisco.com>
Cc: sean@holylandprinciples.org
Subject: HOLY LAND PRINCIPLES, INC

Dear Corporate Secretary.

Holy Land Principles, Inc.has just sent via USPS Priority Overnight mail due to Cisco by noon tomorrow, May 31, 2017, an introductory letter to you. and a copy of our Shareholder Proposal for inclusion in the 2017 Cisco Systems' Proxy Material. As suggested in the Cisco instructions for filing. we are, also, emailing the Proposal and Letter to you. They are attached.

The verification of assets letter from Wells Fargo. our custodial bank. has been requested and will be sent as soon as we receive it. Please provide a fax number for us to use.

Please confirm receipt of the email.

Thank you,
Barbara Flaherty

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc/Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

2017 CISCO RESOLUTIONS BREAKDOWN USE.pdf

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus ♦ Executive Vice President, Barbara J. Flaherty

Corporate Secretary Cisco Systems,
Inc. 170 West Tasmin Drive
San Jose, California 95134
May 31, 2017

Dear Corporate Secretary,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf.

Holy Land Principles, Inc. owns over $2000.00 of Cisco Systems, Inc. shares that were purchased July 9, 2013 and have been continuously owned.

Holy Land Principles, Inc. is informing Cisco Systems, Inc. that we will offer the enclosed Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed Resolution in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A verification of assets letter from Wells Fargo, the custodial bank, will follow. It will verify Holy Land Principles, Inc.'s continual ownership of the requisite value of Cisco's shares through the date that Cisco received the Shareholder Resolution.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Cisco shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you.

Please feel free to contact us at 202-488-0107 should you have any further questions on this matter.

Sincerely,



Fr. Sean Mc Manus
President



Barbara J. Flaherty
Executive Vice President

Enclosure (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107 Fax: (202) 488-7537•

Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Subject: Re: HOLY LAND PRINCIPLES, INC
Date: Tuesday, May 30, 2017 at 11:42:42 AM Pacific Daylight Time
From: Carol Villazon (carolv)
To: bjf.holylandprinciples@gmail.com
Attachments: image001.jpg

Hi Barbara,

Thank you for notifying us regarding the Shareholder Proposal being sent via USPS. Please note that we only received the cover letter but not the Proposal information in the attachment you sent over. Can you please resend the full proposal information via email?

Also, per your request here is our fax number to submit additional information.
FAX: 408-762-2549

Regards,
Carol Villazon


cisco

Carol Villazon
Senior Manager, Investor Relations
Finance
carolv@cisco.com
Phone: +1 408 527 6538
Mobile: +1 408 425 8199

Cisco.com




Think before you print.

From: Barbara Flaherty [mailto:bjf.holylandprinciples@gmail.com]
Sent: Tuesday, May 30, 2017 8:20 AM
To: corporatesecretary(mailer list) <corporatesecretary@cisco.com>
Cc: sean@holylandprinciples.org
Subject: HOLY LAND PRINCIPLES, INC

Dear Corporate Secretary,

Holy Land Principles, Inc.has just sent via USPS Priority Overnight mail due to Cisco by noon tomorrow, May 31, 2017, an introductory letter to you, and a copy of our Shareholder Proposal for inclusion in the 2017 Cisco Systems' Proxy Material. As suggested in the Cisco instructions for filing, we are, also, emailing the Proposal and Letter to you. They are attached.

The verification of assets letter from Wells Fargo, our custodial bank, has been requested and will be sent as soon as we receive it. Please provide a fax number for us to use.

Please confirm receipt of the email.

Thank you,
Barbara Flaherty

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc/Holy Land Principles, Inc..
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

2017 CISCO RESOLUTIONS BREAKDOWN USE.pdf

Subject: Holy Land Principles, Inc's Shareholder Proposal
Date: Tuesday, May 30, 2017 at 4:51:00 PM Pacific Daylight Time
From: Barbara Flaherty
To: Carol Villazon (carolv)
Priority: High
Attachments: HLP CSCO proposal 2017 USE.pdf

Dear Carol,

Thank you for your email. I have attached the Shareholder proposal again;
so sorry that it failed to attach properly last time.

If it is acceptable to you, I will fax the validation of assets letter as
soon as Wells Fargo provides it.

Kind regards,

Barbara

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

Holy Land Principles, Inc.'s Resolution

    *American Principles Following American Investment*

BREAKDOWN OF CISCO'S WORKFORCE IN ISRAEL-PALESTINE

WHEREAS, Cisco Systems, Incorporated has operations in Israel-Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for Cisco to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1.Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE BE IT RESOLVED that the shareholders request Cisco to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that Cisco Systems Incorporated benefits by disclosing requested breakdown of its workforce to demonstrate that Cisco practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Subject: Re: Holy Land Principles, Inc's Shareholder Proposal
Date: Wednesday, May 31, 2017 at 12:14:00 PM Pacific Daylight Time
From: Carol Villazon (carolv)
To: Barbara Flaherty

Hi Barbara,

Thank you for the reply. You can fax, email a scanned copy, and/or send a hard copy of the broker confirmation letter.

Regards,
Carol

On 5/30/17, 4:51 PM, "Barbara Flaherty" <BARBARA@IRISHNATIONALCAUCUS.ORG> wrote:

Dear Carol,

Thank you for your email. I have attached the Shareholder proposal again;
so sorry that it failed to attach properly last time.

If it is acceptable to you, I will fax the validation of assets letter as
soon as Wells Fargo provides it.

Kind regards,

Barbara

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

Subject: Holy Land Principles Mail
Date: Wednesday, May 31, 2017 at 4:45:17 PM Pacific Daylight Time
From: Barbara Flaherty
To: Carol Villazon (carolv)
CC: sean@holylandprinciples.org
Attachments: Priorit Mail Receipt.pdf

Hello Carol,
How are you today? I hope you are doing very well.

I am concerned that Cisco did not receive the priority mail envelope with the Shareholder Proposal and cover letter. I am attaching the receipt that shows I used the proper address and also pasting in the USPS tracking info.

I will go to the post office tomorrow, but I want you to know that the envelope is ready for pick-up. As you will see when you open the attachment, I sent the envelope to 170 Tasmin Drive, not the local post office.

Please, let me know when you receive it.

Thank you very much.
I am grateful for your kind assistance.

Warm regards,
Barbara

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

Tracking Number: ***FISMA & OMB Memorandum M-07-16***





In-Transit

Scheduled Delivery Day: Wednesday, May 31, 2017, 12:00 pm
Money Back Guarantee

Product & Tracking Information

See Available Actions

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Insured
PO to Addressee
Up to $100 insurance included
Restrictions Apply

DATE & TIME	STATUS OF ITEM	
May 31, 2017, 11:19 am	**Available for Pickup**	**SAN**
Your item arrived at the SAN JOSE, CA 95134 post office at 11:19 am on May 31, 2017 and is ready for pickup		
May 31, 2017, 8:10 am	Arrived at USPS Destination Facility	SAN
May 30, 2017, 7:52 pm	Departed USPS Origin Facility	LIN
May 30, 2017, 7:44 pm	Arrived at USPS Origin Facility	LIN

Barbara

Signature Required

CUSTOMER USE ONLY

FROM: (PLEASE PRINT) PHONE (202) 488-0107

Fr. Sean Mc Manus
Barbara J. FLAHERTY
Holy LAND PRinciPlES, INC.
P.O. BOX 15128
WASHington, D.C. 20003-0849

FISMA & OMB Memorandum M-07-16



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PAYMENT BY ACCOUNT (if applicable)

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☒ SIGNATURE REQUIRED Note: The mailer must check the "Signature Required" box if the mailer: 1) Requires the addressee's signature; OR 2) Purchases additional insurance; OR 3) Purchases COD service; OR 4) Purchases Return Receipt service. If the box is not checked, the Postal Service will leave the item in the addressee's mail receptacle or other secure location without attempting to obtain the addressee's signature on delivery.

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  *Refer to USPS.com® or local Post Office™ for availability.

TO: (PLEASE PRINT) PHONE (408) 525 4952

Cisco Systems, INC
ATTN: CORPORATE SECRETARY
170 West TASMIN DR
SAN JOSE, California

ZIP + 4® (U.S. ADDRESSES ONLY) 95134-1706

- For pickup or USPS Tracking™, visit USPS.com or call 800-222-1811.
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Post Offices.

Subject: Holy Land Principles, Inc.
Date: Thursday, June 1, 2017 at 6:53:44 AM Pacific Daylight Time
From: Barbara Flaherty
To: Carol Villazon (carolv)
CC: sean@Hol, yLandPrinciples.org@webmail2.web.com
Priority: High

Dear Carol,

How are you today?

I have just returned from the Washington, D.C. post office to check on the overnight mail that has the Holy Land Principles, Inc.'s Proposal and cover letter. The clerk called the San Jose post office, and was told that Cisco does not have mail delivered to 170 Tasmin Drive, but has a designee collect mail from the post office,.and the Priority Mail envelope will be picked-up today by Cisco. You should have the hard copies later today.

Kindly let us know when you receive the envelope.

Hope you have a lovely day.

Warm regards,
Barbara

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537

Subject: VALIDATION OF ASSETS LETTER
Date: Monday, June 5, 2017 at 1:21:52 PM Pacific Daylight Time
From: Barbara Flaherty
To: Carol Villazon (carolv)
CC: sean@irishnationalcaucus.org
Attachments: Holy Land - Verification letter 4.20.17 (1)CISCO.pdf

Hello Carol,
I have faxed the validation of assets letter for Holy Land Principles, Inc.'s Shareholder Proposal. It is also attached.

Kindly confirm receipt.
Thank you,
Barbara

Barbara J. Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Tel: 202-544-0568
Fax: 202-488-7537


WELLS FARGO
ADVISORS

Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
St.Louis, MO 63103

April 19, 2017

Holy Land Principles, Inc.
608 3rd Street Southwest
Washington, DC 20024-3102

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of Holy Land Principles, Inc. with Wells Fargo Advisors.

This letter serves as confirmation that Holy Land Principles, Inc. owns 34 shares of Procter & Gamble (PG) within their Brokerage Account num***FISMA & OMB Memorandum M-07-16***y valued in the amount of $3,044.36 with our firm. These shares were purchased on December 14, 2015 and the original cost basis was $2,732.47. In addition, all 34 shares have been continuously held within the above referenced account since December 14, 2015. This information was based on the values and details of the account as of the close of business on April 18, 2017.

Sincerely,

Erica Jackson
Field Services – Verifications


Together we'll go far

John Platz (joplatz)

From:	Barbara Flaherty <BARBARA@IRISHNATIONALCAUCUS.ORG>
Sent:	Tuesday, June 06, 2017 3:25 PM
To:	corporatesecretary(mailer list); Carol Villazon (carolv)
Cc:	sean@irishnationalcaucus.org
Subject:	Holy Land Principles, Inc. VERIFICATION OF ASSETS LETTER
Attachments:	Cisco 2017 Validation of Assets Letter.pdf
Importance:	High

Dear Corporate Secretary,

Please find attached the verification of assets letter from Wells Fargo Bank to complete the requirements for Holy Land Principles, Inc.'s Shareholder Proposal for inclusion in Cisco's 2017 AGM.

Kindly confirm receipt.

Thank you,

Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
P.O. Box 15128
Washington, D.C. 20002-0849
Fax: 202-488-7537



Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
St.Louis, MO 63103

June 5, 2017

Holy Land Principles, Inc.
608 3rd Street Southwest
Washington, DC 20024-3102

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of Holy Land Principles, Inc. with Wells Fargo Advisors.

This letter serves as confirmation that Holy Land Principle- '-- owns 90 shares of Cisco System Inc. (CSCO) within their Brokerage Account number ***FISMA & OMB Memorandum M-07-16*** ly valued in the amount of $2,843.54 with our firm. These shares were purchased on July 9, 2013 and the original cost basis was $2,228.61. In addition, all 90 shares have been continuously held within the above referenced account since July 9, 2013. This information was based on the values and details of the account as of the close of business on June 2, 2017.

Sincerely,



Erica Jackson
Field Services – Verifications


Together we'll go far

John Platz (joplatz)

From: Carol Villazon (carolv)
Sent: Tuesday, June 06, 2017 3:34 PM
To: Barbara Flaherty
Cc: corporatesecretary(mailer list); sean@irishnationalcaucus.org
Subject: Re: Holy Land Principles, Inc. VERIFICATION OF ASSETS LETTER

Hi Barbara,
Thank you for sending the information via email and fax. This is confirmation that the information has been received.

Regards,
Carol Villazon
carolv@cisco.com

> On Jun 6, 2017, at 3:24 PM, Barbara Flaherty <BARBARA@IRISHNATIONALCAUCUS.ORG> wrote:
>
> Dear Corporate Secretary,
>
> Please find attached the verification of assets letter from Wells
> Fargo Bank to complete the requirements for Holy Land Principles,
> Inc.'s Shareholder Proposal for inclusion in Cisco's 2017 AGM.
>
> Kindly confirm receipt.
>
> Thank you,
>
> Executive Vice President
> Irish National Caucus, Inc.
> Holy Land Principles, Inc.
> P.O. Box 15128
> Washington, D.C. 20002-0849
> Fax: 202-488-7537
>
>
> <Cisco 2017 Validation of Assets Letter.pdf>

EXHIBIT B

PROPOSAL NO. 5

SHAREHOLDER PROPOSAL

Holy Land Principles, Inc., Capitol Hill, P.O. Box 15128, Washington, D.C. 20003-0849, a beneficial owner of 400 shares of Cisco common stock, has notified us that it intends to present the following proposal at the meeting:

Shareholder Proposal

BREAKDOWN OF CISCO'S WORKFORCE IN ISRAEL-PALESTINE

WHEREAS, Cisco Systems, Incorporated has operations in Israel-Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that that it is desirable for Cisco to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE BE IT RESOLVED that the shareholders request Cisco to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine-Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that Cisco Systems Incorporated benefits by disclosing requested breakdown of its workforce to demonstrate that Cisco practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

Cisco's Statement in Opposition to Proposal No. 5

The Board of Directors believes this proposal does not serve the best interests of Cisco or its shareholders and recommends a vote AGAINST it.

Cisco creates an environment where all employees can expect to be treated fairly and have equal opportunities to succeed, regardless of race, ethnicity, gender, disability, sexual orientation, age or veteran status. Cisco applies this approach globally, both with current employees and those it seeks to hire. Given its demonstrably strong policies and practices, its award-winning record with regard to workforce diversity, and its global commitment to abide by fair employment and non-discrimination practices, Cisco believes that adoption of the proponent's proposal is unnecessary and not in the best interest of Cisco or its shareholders.

Cisco long ago established a Code of Business Conduct (COBC), which includes Cisco's commitment to uphold human rights—of which employment-related rights are an important subset—within the context of its business operations. The COBC can be found by clicking on "Corporate Governance" in the Investor Relations section of our website at investor.cisco.com. With regard to day-to-day activities and business decisions relating to its workforce, Cisco also relies on its many employee policies and guidelines that incorporate relevant laws and ethical principles, such as those pertaining to nondiscrimination, immigration, fair pay and working hours.

In addition to its proactive approach to ethical employment practices, Cisco likewise recognizes the advantages it gains for global success by having a work environment that promotes inclusion and values diversity. Cisco believes that it must have a mix of employees that mirrors the markets where it does business in order to drive innovation and relevance with its customers. Cisco has been active in pursuing its goals in this area, having received numerous awards for its diversity efforts at the international, national and local levels. A full list of Cisco's awards can be found by visiting the following webpage: *http://weare.cisco.com/c/r/weare/amazing-stories/amazing-things/awards-wall.html#tab-workplace*.

Cisco's capability with regard to addressing global workplace diversity issues, as well as expanding economic development programs in non-U.S. countries and regions and increasing opportunities for workers there, can be seen in the extent to which it has embedded corporate social responsibility ("CSR") into its business operations. Information about Cisco's numerous CSR initiatives, both domestic and international, and including its work in the Palestinian Territories, can be found on Cisco's CSR webpage. The CSR webpage can be found by clicking on the "Corporate Social Responsibility" link at the bottom of Cisco's www.cisco.com homepage. Within the CSR section of Cisco's website, information about Cisco's initiatives within the Palestinian Territories can be found by accessing the following webpage: *http://csr.cisco.com/casestudy/commitment-for-palestine*.

Another example of Cisco's work in the Israel-Palestine region is its leadership role with the Ma'antech program. As further disclosed in Cisco's 2015 CSR Report, which is available on the CSR webpage, the Ma'antech program seeks to place Israeli-Arab engineers into high-quality jobs within the Israeli information and communications technology (ICT) sector. Working with 52 other ICT companies, Cisco collectively has placed more than 1,400 Israeli-Arab engineers in ICT jobs, doubling the number in the sector since it launched the program in 2011.

Cisco's global workplace practices are designed to incorporate a variety of objectives relating to diversity, economic empowerment and opportunity, and ethical employment practices. Cisco has long been proactive in implementing these practices in both domestic and international locations including in the Israel-Palestine region. For these reasons, Cisco believes that the action called for in the proposal is unnecessary and not in the best interest of Cisco or its shareholders.

Vote Required

The affirmative vote of a majority of the shares of Cisco common stock present or represented by proxy and voting at the annual meeting, together with the affirmative vote of a majority of the required quorum, is required for approval of this proposal. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

Recommendation of the Board of Directors

For all the reasons set forth above, the Board of Directors recommends a vote **AGAINST** Proposal No. 5.

EXHIBIT C

PROPOSAL NO. 4

SHAREHOLDER PROPOSAL

Holy Land Principles, Inc., Capitol Hill, P.O. Box 15128, Washington, D.C. 20003-0849, a beneficial owner of 400 shares of Cisco common stock, has notified us that it intends to present the following proposal at the meeting:

Shareholder Proposal

HOLY LAND PRINCIPLES CISCO SYSTEMS, INC. RESOLUTION

WHEREAS, Cisco Systems, Inc. has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that Cisco Systems, Inc. benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Cisco's Statement in Opposition to Proposal No. 4

The Board of Directors believes this proposal does not serve the best interests of Cisco or its shareholders and recommends a vote AGAINST.

Cisco creates an environment where all employees can expect to be treated fairly and have equal opportunities to succeed, regardless of race, ethnicity, gender, disability, sexual orientation or veteran status. We apply this approach both with current employees and those we seek to hire. As detailed below, we maintain strong policies and practices that promote tenets similar to those proposed and apply them globally. Given these existing policies and practices, our strong record with regard to employee rights and the related area of workforce diversity, and our global commitment to abide by fair employment and non-discrimination practices, we believe that adoption of proponent's proposal is unnecessary and not in the best interests of Cisco or its shareholders.

Cisco long ago established a Code of Business Conduct (COBC), which includes our commitment to uphold human rights—of which employee rights are an important subset—within the context of our business operations. The COBC can be found by clicking on "Corporate Governance" in the Investor Relations section of our website at investor.cisco.com. With regard to day-to-day activities and business decisions relating to our workforce, we also rely on our many employee policies and guidelines that incorporate relevant laws and ethical principles, such as those pertaining to nondiscrimination, immigration, fair pay and working hours.

In addition to our proactive approach to employee rights, we likewise recognize the advantages we gain for global success by having a work environment that promotes inclusion and values diversity. We believe that Cisco must have a mix of employees that mirrors the markets where we do business in order to drive innovation and relevance with our customers. We have been active in pursuing our goals in this area, having received numerous awards for our diversity efforts at the international, national and local level. A full list of our awards can be found on our Inclusion and Diversity website, a link to which can be located by clicking the "About Cisco" link at the bottom of our www.cisco.com homepage.

We continue to be focused on attracting and developing an ethnically-diverse employee talent pool. In fiscal year 2014, we ran three training sessions for our internal recruiters worldwide to improve their abilities to source diverse candidates. We also strive to achieve diversity objectives through strategic sourcing for university and professional hiring, internal development programs, and partnership with several professional organizations. Examples of such organizations include the Hispanic Association on Corporate Responsibility (HACR) and the IT Senior Management Forum (ITSMF). Additionally, Cisco has established scholarship programs with the National Society of Black Engineers (NSBE), the Society of Hispanic Professional Engineers (SHPE), and the National Consortium for Graduate Degrees for Minorities in Engineering and Science.

More broadly, Cisco's capability with regard to addressing important human rights-related issues, including expanding economic development programs in non-U.S. countries and regions and increasing opportunities for workers there, can be seen in the extent to which we have embedded corporate social responsibility (CSR) into our business operations. Our strategic investments in CSR seek to address a number of human rights-related issues, both domestic and international, and we strive to utilize our people and technologies to help transform societies. Information about Cisco's numerous CSR initiatives, including our work in the Palestinian Territories, can be found on our CSR webpage. Our CSR webpage can be found by clicking on the "Corporate Social Responsibility" link at the bottom of our website homepage. Within the CSR section of our website, information about our initiatives in the Palestinian Territories can be found by clicking the http://csr.cisco.com/casestudy/commitment-for-palestine link.

As part of our global CSR strategy, we regularly evaluate and address public policy issues, including human rights-related issues, within our business operations and in the communities in which we operate. Our global human rights policy closely follows the UN Guiding Principles on Business and Human Rights. This is now a common framework for companies to use for reporting their goals and progress. Cisco is a signatory to the United Nations Global Compact (UNGC), a strategic policy initiative for businesses that are committed to aligning their operations and strategies with 10 universally accepted principles in several important subject areas including human rights and labor. Cisco's COBC explicitly references, among other things, our support of the UNGC. Also, during the past fiscal year, we implemented a human rights training program designed to allow our employees to gain greater clarity regarding human rights and the intersection of human rights principles with Cisco's operations and products.

To summarize, our business practices are designed to incorporate a variety of human rights-related objectives, including several pertaining to our workforce. Our COBC and other codes of business conduct, as well as our employee policies and guidelines, likewise reflect this design and incorporate a variety of laws and ethical principles and policies to properly address human rights issues relevant to our employees and our employment practices. For these reasons, we believe that the action called for in the proposal is unnecessary and not in the best interests of Cisco or its shareholders.

Vote Required

The affirmative vote of a majority of the shares of Cisco common stock present or represented by proxy and voting at the annual meeting, together with the affirmative vote of a majority of the required quorum, is required for approval of this proposal. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

Recommendation of the Board of Directors

For all the reasons set forth above, the Board of Directors recommends a vote **AGAINST** Proposal No. 4.

EXHIBIT D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 12, 2016

CISCO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

California
(State or other jurisdiction of incorporation)

0-18225	77-0059951
(Commission File Number)	(IRS Employer Identification No.)
170 West Tasman Drive, San Jose, California	95134-1706
(Address of principal executive offices)	(Zip Code)

(408) 526-4000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Shareholders (the "Meeting") of Cisco Systems, Inc. ("Cisco") was held on December 12, 2016. At the Meeting, the shareholders voted on the following six proposals and cast their votes as follows:

Proposal 1: To elect eleven members of Cisco's Board of Directors:

Nominee	For	Against	Abstained	Broker Non-Votes
Carol A. Bartz	3,475,696,349	136,305,191	5,959,935	731,046,917
M. Michele Burns	3,114,577,721	488,580,727	14,803,027	731,046,917
Michael D. Capellas	3,569,674,067	43,231,709	5,055,699	731,046,917
John T. Chambers	3,518,334,069	54,963,989	44,663,417	731,046,917
Amy L. Chang	3,605,777,180	7,100,335	5,083,960	731,046,917
Dr. John L. Hennessy	3,127,493,819	484,957,163	5,510,493	731,046,917
Dr. Kristina M. Johnson	3,583,872,747	29,167,728	4,921,000	731,046,917
Roderick C. McGeary	3,524,632,081	87,439,059	5,890,335	731,046,917
Charles H. Robbins	3,582,388,461	30,584,877	4,988,137	731,046,917
Arun Sarin	3,587,185,952	25,213,384	5,562,139	731,046,917
Steven M. West	3,481,462,126	130,037,772	6,461,577	731,046,917

Proposal 2: To approve, on an advisory basis, executive compensation:

For	Against	Abstained	Broker Non-Votes
3,396,151,574	208,085,080	13,724,821	731,046,917

Proposal 3: To ratify the appointment of PricewaterhouseCoopers LLP as Cisco's independent registered public accounting firm for the fiscal year ending July 29, 2017:

For	Against	Abstained	Broker Non-Votes
4,241,437,890	100,450,311	7,120,191	0

Proposal 4: A shareholder proposal to request an annual report relating to Cisco's lobbying policies, procedures and activities:

For	Against	Abstained	Broker Non-Votes
1,197,554,260	2,235,978,127	184,429,088	731,046,917

Proposal 5: A shareholder proposal to request a report disclosing certain employment data relating to Cisco's Arab and non-Arab employees in Israel-Palestine for each of the past three years:

For	Against	Abstained	Broker Non-Votes
137,461,488	3,182,339,557	298,160,430	731,046,917

Proposal 6: A shareholder proposal to request the Board to form a committee to reassess policies and criteria for decisions with respect to Cisco's business involvements with Israel's Settlements:

For	Against	Abstained	Broker Non-Votes
83,458,270	3,348,753,075	185,750,130	731,046,917

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CISCO SYSTEMS, INC.

Dated: December 13, 2016	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Secretary